UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

AMERISOURCEBERGEN EMPLOYEE INVESTMENT PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

AmerisourceBergen Employee Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Trustees of

AmerisourceBergen Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of the AmerisourceBergen Employee Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

May 25, 2004

AmerisourceBergen Employee Investment Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2003	2002
Assets
Investments
Registered investment companies	$148,353,800	$110,341,945
Common collective trust funds	86,838,244	82,718,081
Common stock funds	47,482,570	55,240,196
Participant loans	8,704,725	9,678,662

Total investments	291,379,339	257,978,884

Receivables
Unsettled trades	3,191	—
Employer contribution	2,387,905	2,313,027

Total receivables	2,391,096	2,313,027

Net assets available for benefits	$293,770,435	$260,291,911

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$6,447,914
Net appreciation in fair value of investments	31,187,090

37,635,004

Contributions:
Participant	16,214,736
Employer	10,767,354
Rollover	1,951,641

28,933,731

Transfer in from merged plan	2,819,180

Total additions	69,387,915

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	35,121,769
Administrative expenses	76,942
Transfer out to other plan	710,680

Total deductions	35,909,391

Net increase	33,478,524
Net assets available for benefits:
Beginning of year	260,291,911

End of year	$293,770,435

See notes to financial statements.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the AmerisourceBergen Employee Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers eligible employees of AmerisourceBergen Corporation and affiliated companies (collectively, the “Company”), who have at least 30 days of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes to the Plan for each participating employee an amount equal to 100% of the participant’s contributions up to 3% of eligible pretax compensation and 50% of the participant’s contributions for the next 2% of eligible pretax compensation.

Additional amounts may be contributed to each participating employee’s account for those employees currently employed by the Company on the last day of the Plan year, at the discretion of the Company.

Upon enrollment, a participant may direct the investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and earnings thereon.

In addition, participants are immediately vested in their Company matching contribution, plus actual earnings or losses thereon. Vesting in the Company discretionary contribution portion of participants’ accounts plus actual earnings or losses thereon is based on years of continuous service as follows: 25% per year after two years of credited service. Full vesting occurs after five years of credited service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on employee loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 10 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at the Prime Rate (as determined by the Administrator as of the date the loan is processed) plus one percent. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2003, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.00% to 11.00%.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant’s account, less any loans outstanding, may be distributed in a lump sum (or, in certain defined situations, in annual installments). In addition, hardship withdrawals are permitted if certain criteria are met.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Forfeited Accounts

If a participant separates from service before vesting, the portion of the account attributable to employer contributions plus/minus actual earnings or losses thereon is not forfeited until the earlier of the date the participant receives a distribution or the date the participant incurs a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Employer matching contributions were reduced by forfeitures of $297,202 during the year ended December 31, 2003. Forfeited nonvested accounts totaled $353,710 and $540,352 at December 31, 2003 and 2002, respectively.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. The AmerisourceBergen Stock Fund and the IKON Stock Fund are valued at their year-end closing prices (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximates fair value. Purchase and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust managed by an affiliate of Fidelity Management Trust Company (“Fidelity”). Fidelity acts as trustee for certain investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The plan held investments in AmerisourceBergen securities with a fair value of $47,081,913 and $54,959,725 as of December 31, 2003 and 2002, respectively. Dividends of approximately $97,009 were received during the year ended December 31, 2003.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2003.

AmerisourceBergen Employee Investment Plan

Notes to Financial Statements (continued)

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2003	2002
Fidelity Magellan Fund	$58,183,493	$47,362,525
Fidelity Growth Company Fund*	15,919,435	—
Fidelity Freedom 2020 Fund	16,598,150	13,216,893
Fidelity Managed Income Portfolio II Class I	86,838,244	82,718,081
AmerisourceBergen Common Stock Fund	47,081,913	54,959,725

*	Investment represented less than 5% of the Plan’s net assets available for benefits at December 31, 2002.

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$27,882,161
Common stock funds	3,304,929

$31,187,090

NOTE 5 – TAX STATUS

The Plan has received a determination letter dated March 20, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 6 – RECLASSIFICATIONS

Certain reclassifications of the 2002 amounts have been made to conform to the 2003 presentation.

Schedule 1

AmerisourceBergen Employee Investment Plan

Schedule of Assets (Held at End of Year)

EIN: 23-2353106 Plan: 010

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Fidelity Magellan Fund	Registered Investment Company	$58,183,493
* Fidelity Growth Company Fund	Registered Investment Company	15,919,435
* Fidelity Low-Priced Stock Fund	Registered Investment Company	3,647,752
* Fidelity Diversified International Fund	Registered Investment Company	10,249,792
* Fidelity Mid-Cap Stock Fund	Registered Investment Company	1,607,429
* Fidelity Freedom Income Fund	Registered Investment Company	489,922
* Fidelity Freedom 2000 Fund	Registered Investment Company	294,115
* Fidelity Freedom 2010 Fund	Registered Investment Company	1,607,857
* Fidelity Freedom 2020 Fund	Registered Investment Company	16,598,150
* Fidelity Freedom 2030 Fund	Registered Investment Company	998,942
* Fidelity Freedom 2040 Fund	Registered Investment Company	273,997
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	13,833,256
Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	522,092
Oakmark Select Fund	Registered Investment Company	2,673,857
PIMCO Total Return Fund - Administrative Class	Registered Investment Company	11,294,311
Washington Mutual Investors Fund - Class A	Registered Investment Company	10,159,400
* Fidelity Managed Income Portfolio II Class I	Common Collective Trust Fund	86,838,244
* AmerisourceBergen Common Stock Fund	Common Stock Fund	47,081,913
IKON Common Stock Fund	Common Stock Fund	400,657
* Participant Loans	Interest rates from 5.00% to 11.00%	8,704,725

Total Assets		$291,379,339

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AmerisourceBergen Employee Investment Plan

By:	/s/ Jeanne B. Fisher
Jeanne B. Fisher
Senior Vice President,
Human Resources
AmerisourceBergen Corporation

June 25, 2004